Exhibit 99.1

POET TECHNOLOGIES INC.
Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces Conference Call Providing Operating Plan Updates

Toronto, ON, and San Jose, CA, August 27, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements — announces that the Company’s CEO, and members of Executive Management, will host a conference call at 5:00 pm ET on September 30th, 2015 to provide an update on the Company’s operational roadmap. We encourage investors to pre-submit questions to POET Investor Relations at: poet@taylor-rafferty.com.  We thank you in advance for your participation.

Access to the conference call can be accomplished in the following ways:

•	Live webcast link can be found at: http://www.investorcalendar.com/event/174300

•	The Company’s website at www.poet-technologies.com under events and presentations

•	Call in:	US and Canada (Toll Free):	877-407-8031
		International:	201-689-8031

•	Audio Replay:	US and Canada (Toll Free):	877-660-6853
		International:	201-612-7415

•                                                                                                                                          Conference ID:               When calling in to the live conference call or the audio replay which will be available approximately three hours after the live call, callers will have to use conference ID number 13616913.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in San Jose, CA and Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s intention to conduct a conference call on September 30, 2015.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.